Mail Stop 4561

January 30, 2009

Reza Meshgin
Chief Executive Officer
Multi-Fineline Electronix, Inc.
3140 East Coronado Street
Anaheim, California 92806

Re:     **Multi-Fineline Electronix, Inc.**
        **Form 10-K for the fiscal year ended September 30, 2008**
        **Filed December 09, 2008**
        **File No. 000-50812**

Dear Mr. Meshgin:

        We have reviewed the above-referenced filing and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure.  After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 1.  Business, page 1

1.      We note that you have filed your Master Development and Supply Agreement
        with Apple Computers as an exhibit.  However, there appears to be no discussion
        of the agreement and its material terms in the annual report.  Please advise.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

2.	Tell us what consideration you have given to disclosing the impact any known trends or uncertainties will have or are reasonably likely to have on your future results of operations. In this respect, your disclosures do not discuss the impact that the current economic conditions may have on your unit volume shipments. We refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350, Section B.III.

3.	Tell us what consideration you have given to disclosing key indicators of financial condition and operating performance that materially affected your results of operations from one period to the next.  In this respect, please clarify whether you consider unit volume shipments, factory utilization and manufacturing yields to be key and important indicators of your financial performance.  If so, additional disclosure which quantifies and analyzes these results would provide an improved understanding of your financial results.  We refer you to SEC Release 33-8350, Sections III.B.1 and 3.

Critical Accounting Polices and Estimates, page 30

4.	Your disclosures on page 32 indicate that in determining the fair value of your long-lived assets you relied on the assistance of outside experts.  Please describe the nature and extent of the outside expert's involvement in determining the fair value of your long-lived assets for purposes of impairment testing.  Be advised that if the third-party valuation specialist is deemed an expert, you should disclose the name of the specialist if you refer to them.  You also may be required to include a consent as an exhibit to your Form 10-K, if it serves as an update to an effective registration statement or is incorporated by reference into another filing which requires a consent.  See Securities Act Rule 436 of Regulation C.

Results of Operations, page 34

Year Ended September 30, 2008 Compared to Year End September 30, 2007

5.	We note that you experienced material increases in net sales between fiscal 2007 and 2008.  Please tell us what consideration you gave to including a narrative discussion of the extent to which such increases are attributable to increases in prices or increases in volume or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.  Also, we note your disclosure in the risk factor on page 13 that your selling prices are affected by your products' life cycles.  Please tell us what consideration you gave to providing quantitative disclosure regarding how the prices you charged for your products and the volume of products sold to your largest customers changed between fiscal 2006 and fiscal

2008 as a result of your products' life cycles and how those changes in price and volume impacted your sales during those years.

6.      We note that sales to Motorola and its subcontractors decreased significantly between fiscal 2006 and 2008.  Please describe to us the factors that underlie this trend as well as the factors that have contributed to the changes in sales to your other major customers.  Please tell us what consideration you gave to disclosing these factors in your results of operations discussion.  Also, please describe your customer diversification efforts and explain how those efforts have impacted sales to your major customers.

Liquidity and Capital Resources, page 37

7.      Describe the changes you instituted that improved customer payment terms.  Compare the original terms against the new payment terms.  Describe any incentives granted to customers that improved their collection history.  Consider disclosing the change in payment terms and the resulting impact on your DSO ratio.  In addition, please clarify how you determine your days sales outstanding and provide us with your calculations for each period presented.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Restricted Cash, page 55

8.      You disclose that have restricted cash held at the direction of the County of Orange, California, to finance clean-up cost.  Provide your consideration of whether an asset retirement obligation exists as outlined in SFAS 143.  See paragraph 2 of SFAS 143.

Note 8. Segments, page 61

9.      Tell us and disclose in future filings the nature of your elimination adjustments with respect to net sales and total assets.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

10.     We note your statement that "[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…"  Accordingly, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at

that reasonable assurance level.  Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Executive Compensation, page 20

Incorporated by Reference from Definitive Proxy Statement filed on January 21, 2009

Compensation Programs Objectives and Philosophy, page 20

11.     Your disclosure on page 21 suggests that your compensation committee may have used information from other companies to determine compensation levels for your executive officers.  Please clarify the precise nature of your benchmarking activities.  If you benchmark either total or individual elements of compensation against comparable companies, clarify how you benchmark, such as whether you set a specific percentile or range for total or individual compensation, and identify the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 10

12.     Your disclosure regarding how the compensation committee sets base salaries is vague.  For example, you state that in determining base salaries, the compensation committee considers the executive's level of responsibilities and performance, market information and the base salaries and other incentives paid to executive officers in the company's peer group.  Please tell us more specifically how the compensation committee evaluated and weighed these factors in setting the base salaries for each of your executive officers in 2008.  For example, please identify individual and corporate performance criteria that were considered in setting each officer's base salary for 2008.  Please also discuss any changes in an executive's responsibilities that resulted in a change in that executive's base salary in 2008. We note that your discussion on page 24 regarding how your compensation committee determined the size of the equity grants made to your named executive officers in 2008 is similarly general.  Please tell us more specifically how the compensation committee evaluated and weighed the factors discussed on page 24 in determining the size of the equity grants.  Please also identify the specific performance objectives and quantitative targets that underlie the RSU grants made to Mr. Lee.

Bonuses, page 23

13.     We note that you have not provided a quantitative discussion of the company and individual performance targets that must be achieved in order for your named executive officers to earn their annual bonuses.  As these targets appear to be material to your compensation policy, they should be disclosed pursuant to Item 402(b)(2)(v) of Regulation S-K.  If you have omitted the performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please provide us with

a detailed analysis supporting your conclusion that disclosure of the performance targets would cause you competitive harm. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.

Certain Relationships and Related Transactions, Page 31

14.     Please describe for us your contractual arrangements with WBL Corporation and its affiliates. If your purchases and sales with WBL and its affiliates were made pursuant to written agreements, please provide us with your analysis as to why such agreements should not be filed as exhibits pursuant to Item 601(b)(10)(ii)(A) of Item S-K. Also, please describe to us the material terms of your subcontract agreement with MFS Technology Ltd. and provide us with your analysis as to whether you are required to file this agreement as an exhibit.


                                    * * * * * * *


        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or if you need further assistance, Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,


Stephen Krikorian
Accounting Branch Chief